January 6, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street NE

Washington, D.C. 20549

Attn:	Ms. Sherry Haywood
Ms. Asia Timmons-Pierce

Re:	Clarios International Inc. Request to Withdraw Registration Statement on Form S-1 Filed July 2, 2021 File No. 333-257667

Dear Ms. Sherry Haywood and Ms. Asia Timmons-Pierce:

Clarios International Inc. (the “Company”) respectfully requests, pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the “Act”), the immediate withdrawal of its Registration Statement on Form S-1 (File No. 333-257667), initially filed with the Securities and Exchange Commission (the “Commission”) on July 2, 2021, together with all exhibits and amendments thereto (collectively, the “Registration Statement”).

The Company has determined to withdraw the Registration Statement and not to pursue the public offering at this time. The Registration Statement has not been declared effective by the Commission and the Company confirms that no securities have been sold pursuant to the Registration Statement. Therefore, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors as contemplated by Rule 477(a).

The Company also requests that, in accordance with Rule 457(p) of the Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions or require further information regarding this application for withdrawal, please do not hesitate to contact the Company’s legal counsel, Michael Kaplan or Marcel Fausten of Davis Polk & Wardwell LLP at (212) 450-4322 or (212) 450-4389, respectively.

Very truly yours,

/s/ Claudio Morfe

Claudio Morfe
Chief Legal Officer and Corporate Secretary
Clarios International Inc.

cc:	Michael Kaplan, Davis Polk & Wardwell LLP
Marcel Fausten, Davis Polk & Wardwell LLP